EXHIBIT 99.1

NXT Energy Solutions to Present at the LD Micro Main Event XVII

CALGARY, AB, October 18, 2024 - NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTCQB:NSFDF) today announced that Bruce G. Wilcox, NXT’s CEO, will be presenting at the 17th Annual LD Micro Main Event at the Luxe Sunset Boulevard Hotel on Tuesday, October 29, 2024, at 9:00 am PDT/12:00 pm EDT.  We invite interested parties to register to watch the presentation virtually at https://me24.sequireevents.com/

To schedule a one-on-one meeting with the Company at the conference, please contact registration@ldmicro.com.

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.  To learn more about Freedom US Markets, visit www.freedomusmkts.com.